Exhibit 99.1

Prestige Wealth Inc. Announces First Half of Fiscal Year 2024 Financial Results

Hong Kong, February 13, 2025 /GlobeNewswire/ -- Prestige Wealth Inc. (Nasdaq: PWM) (the “Company” or “Prestige Wealth”), a wealth management and asset management services provider based in Hong Kong, today announced its unaudited financial results for the six months ended March 31, 2024.

Mr. Kazuho Komoda, the Company’s Chief Executive Officer, commented, “Reflecting upon the first half of fiscal year 2024, we made many strategic layouts including exploring the path of using technology method to scale up wealth management business, preparing for expanding business areas and actively seeking talents for business upgrade. Meanwhile, we also maintain stable growth in our existing business and garnered an increase of our total revenues from compared to the same period of fiscal year 2023.”

Mr. Komoda continued, “Benefited from our efforts and status of listed company, we have access to better business resources, advanced technology, and financing capabilities to hedge against negative macroeconomic impacts. In fact, we have also made many significant strategic initiatives in fiscal year 2024, including acquisitions and post IPO financing. This presents us with immense opportunities, and we want to assure our clients and shareholders that we are in prime position to harness these prospects. We will continue to strive to create value for all shareholders.”

First Half of Fiscal Year 2024 Financial Results

	For the Six Months Ended March 31,
	2024	2023	Change	Change
	USD	USD	USD	%
	(Unaudited)	(Unaudited)
Selected Unaudited Interim Condensed Consolidated Statements of Income Data:
Net revenues	497,629	312,964	184,665	59.01
Operation cost and expenses	(1,105,629)	(311,871)	793,758	254.51
(Loss) Income from operations	(608,000)	1,093	(609,093)	(55,726.72)
Other income	118,580	3,335	115,245	(3,455.59)
(Loss) Income before income taxes	(489,420)	4,428	(493,848)	(11,152.85)
Income taxes (expenses) benefits	(14,009)	21,132	(35,141)	(166.29)
Net (loss) income	(503,429)	25,560	(528,989)	(2,069.60)
(Loss) Earnings per ordinary share – basic and diluted	(0.055)	0.003	(0.058)	(1,933.33)

Net Revenues

Net revenues were $497,629 in the six months ended March 31, 2024, compared to $312,964 in the six months ended March 31, 2023. The increase was primarily due to increase in net revenue from asset management services, partially offset by the decrease in net revenue from wealth management services.

●	Net revenue from wealth management services was $11,685 in the six months ended March 31, 2024, compared to $74,875 in the six months ended March 31, 2023. The decrease was primarily due to the decrease number of cases of referrals.

●	Net revenue from asset management services was $485,944 in the six months ended March 31, 2024, increased from $238,089 in the six months ended March 31, 2023. The increase was primarily due to the Company provided asset management related advisory services to new client.

Operating Costs and Expenses

Operating costs and expenses are primarily comprised of selling, general and administrative expenses. Selling, general and administrative expenses were $1,105,629 in the six months ended March 31, 2024, compared to $311,871 in the six months ended March 31, 2023. The increase in selling, general and administrative expenses was mainly due to the increases in wages & salaries from senior management, depreciation of right-of-use assets and audit fee.

(Loss) Income from operations

Loss from operations was $608,000 in the six months ended March 31, 2024, compared to an income from operations of $1,093 in the six months ended March 31, 2023.

Income Tax (Expenses) Benefits

Income tax expenses were $14,009 in the six months ended March 31, 2024, compared to an income tax benefit of $21,132 in the six months ended March 31, 2023, primarily because the Company had net taxable profits from one of its subsidiaries.

Net (Loss) Income

Net loss was $503,429 in the six months ended March 31, 2024, compared to a net income of $25,560 in the six months ended March 31, 2023.

Basic and Diluted Earnings per Share

Basic and diluted loss per share was $0.055 in the six months ended March 31, 2024, compared to basic and diluted earnings per share $0.003 in the six months ended March 31, 2023.

Balance Sheet

As of March 31, 2024, the Company had cash and cash equivalents of $294,548, compared to $431,307 as of September 30, 2023.

Cash Flow

Net cash used in operating activities was $2,995,580 in the six months ended March 31, 2024, compared to net cash provided by operating activities of $454,660 in the six months ended March 31, 2023, mainly due to increase in prepayment.

Net cash used in investing activities was $2,862,641 in the six months ended March 31, 2024, compared to net cash provided by investing activities of $1,414,297 in the six months ended March 31, 2023, due to decease in loan and interest repayment from a related party.

Net cash used in financing activities was $nil in the six months ended March 31, 2024, compared to net cash used by investing activities of $545,499 in the six months ended March 31, 2023, due to decease in deferred offering cost.

Recent Accounting Pronouncements

On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 is designed to improve the reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the CODM. All public entities will be required to report segment information in accordance with the new guidance starting in annual periods beginning after December 15, 2023, with early adoption permitted. The Group is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

Recent Developments

On November 4, 2024, the Company completed its acquisition of all shares of SPW Global Inc., a company incorporated under the laws of the British Virgin Islands, which in turn wholly owns Wealth AI PTE LTD. or Wealth AI, a company incorporated under the laws of Republic of Singapore. Wealth AI is a company based in Singapore that offers personalized, cost-effective wealth management solutions using artificial intelligence. Founded by AI experts from top technology companies in 2022, Wealth AI is dedicated to the transformative potential of artificial intelligence in wealth management.

On December 16, 2024, the Company completed its acquisition of all shares of InnoSphere Tech Inc. (“InnoSphere Tech”), a company incorporated under the laws of the British Virgin Islands. InnoSphere Tech is a technology company that leverages its advantages in web scraping technology to collect data on finance, wealth management, and related industries according to international standards. Through the accumulation and processing of large amounts of data, its system can train a specialized large model tailored for the wealth management industry, providing robust foundational support to clients in the financial sector that surpasses traditional general-purpose large models.

On December 16, 2024, the Company also completed its acquisition of all shares of Tokyo Bay Management Inc. (“Tokyo Bay”), a company incorporated under the laws of the British Virgin Islands. Tokyo Bay is a company based in Tokyo, Japan. Founded by experienced professionals, the Tokyo Bay team has accumulated extensive premium client resources and local market knowledge over the past years, providing wealth management services, family affairs services, lifestyle management services and related value-added services to high-net-worth clients in Japan.

About Prestige Wealth Inc.

Prestige Wealth Inc. is a wealth management and asset management services provider based in Hong Kong, assisting its clients in identifying and purchasing well-matched wealth management products and global asset management products. With a focus on quality service, the Company has retained a loyal customer base consisting of high-net-worth and ultra-high-net-worth clients in Asia. Through the Company’s wealth management service, it introduces clients to customized wealth management products and provides them with tailored value-added services. The Company provides asset management services via investment funds that it manages and also provides discretionary account management services and asset management-related advisory services to clients. For more information, please visit the Company’s website: http://ir.prestigewm.hk/index.html.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Prestige Wealth Inc.

Investor Relations Department

Email: ir@prestigefh.com

PRESTIGE WEALTH INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2024	September 30, 2023
	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$294,548	$431,307
Restricted cash	200,000	200,000
Accounts receivable	350,826	273,257
Contract asset	3,002	91,565
Note Receivables	1,037,199	3,755,794
Amounts due from related parties	1,619,590	1,592,593
Right-of-use assets, current	213,978	213,814
Income tax receivable	45,783	29,279
Prepaid expenses and other assets	2,765,857	66,484
Total current assets	6,530,783	6,654,093

NON-CURRENT ASSETS
Right-of-use asset, non-current	$42,247	$140,898
Prepaid expenses and other assets	68,672	68,620
Total non-current assets	$110,919	$209,518
Total assets	$6,641,702	$6,863,611

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Income tax payable	$37,345	$27,648
Lease liability, current	237,535	220,101
Amounts due to related parties	190,844	—
Deferred tax liabilities	11,858	14,415
Other payables and accrued liabilities	435,228	257,906
Total current liabilities	$912,810	$520,070

NON-CURRENT LIABILITIES
Lease liability, non-current	$49,095	$160,996
Total non-current liabilities	$49,095	$160,996
Total liabilities	$961,905	$681,066

Shareholders’ equity
Ordinary share ($0.000625 par value, 1,600,000,000 shares authorized, 9,150,000 shares issued and outstanding as of March 31, 2024; $0.000625 par value, 160,000,000 shares authorized, 9,150,000 shares issued and outstanding as of September 30, 2023)*	$5,719	$5,719
Additional paid in capital	2,570,664	2,570,664
Retained earnings	3,139,565	3,642,994
Accumulated other comprehensive loss	(36,151)	(36,832)
Total shareholders’ equity	$5,679,797	$6,182,545
Total liabilities and shareholders’ equity	$6,641,702	$6,863,611

*	The shares are presented on a retroactive basis to reflect the Company’s share subdivision on July 15, 2022.

PRESTIGE WEALTH INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the six months ended March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Net revenue
Wealth management services
Referral fees	$11,685	$74,875

Asset management services
Advisory service fees	459,974	212,486
Management fees	25,970	25,603
Subtotal	485,944	238,089
Total net revenue	497,629	312,964

Gross Margin	497,629	312,964

Operation cost and expenses
Selling, general and administrative expenses	1,105,629	311,871
Total operation cost and expenses	1,105,629	311,871

(Loss) Income from operations	(608,000)	1,093

Other income	118,580	3,335

(Loss) Income before income taxes	(489,420)	4,428
Income taxes (expenses) benefits	(14,009)	21,132

Net (loss) income	$(503,429)	$25,560

Other comprehensive (loss) income
Foreign currency translation adjustment	681	6,016
Total comprehensive (loss) income	$(502,748)	$31,576

(Loss) Earnings per ordinary share
Basic and diluted	$(0.055)	$0.003

Weighted average number of ordinary shares outstanding*
Basic and diluted	9,150,000	8,000,000